Archer Daniels Midland Company 4666 Faries Parkway Decatur, Il 62526 T 217.424.5200

December 23, 2008

VIA FACSIMILE (202)772-9368 and filed on EDGAR
Mr. Karl Hiller
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:        Archer-Daniels-Midland Company
Form 10-K for Fiscal Year Ended June 30, 2008
Filed August 29, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 10, 2008
File No. 001-00044

Dear Mr. Hiller:

This letter shall serve as the response of Archer-Daniels-Midland Company (the “Company”) to your comment letter dated December 11, 2008. The Staff comments have been reproduced in italics in this letter and the response of the Company to each comment is set forth immediately following the comment.

Form 10-K for the Fiscal Year Ended June 30, 2008

Financial Statements

Note 1.  Summary of Significant Accounting Policies, page 41

1.
We note your disclosure under Management Discussion and Analysis of Financial Condition and Results of Operations on page 25 in which you state that your earnings before income taxes for 2006 included a charge of $15 million resulting from the adoption of Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, as interpretation of FASB Statement No. 143.  Explain your accounting policy on assets retirement obligations and tell us your reason for not presenting the required disclosures in the notes to your financial statements.  Refer to paragraph 22 of SFAS 143 for detail of the information that is generally disclosed by entities reporting asset retirement obligations.

Response

The Company’s policy is to accrue costs associated with asset retirement obligations (ARO) in the period in which legal or contractual obligations for asset retirement are incurred if a reasonable estimate of the fair value can be made.  ARO liabilities are recorded at fair value when incurred and are accreted at the credit-adjusted risk-free rate over the duration of the liability.  The carrying amount of the related asset is initially increased by the same fair value amount and is subsequently depreciated over the useful life of the asset.

The Company did not include footnote disclosure regarding its ARO in the Company’s 2008 Form 10-K because the amount of its ARO liability at each balance sheet date was immaterial compared to the financial position and operations of the Company.  The Company’s ARO liability was approximately $23 million at June 30, 2008 and approximately $20 million at June 30, 2007, representing significantly less than one percent of total long-term liabilities as of each date.  Additionally, accretion expense for ARO liabilities was significantly less than one percent of earnings before income taxes for both 2008 and 2007.

Note 7.  Debt and Financing Arrangements, page 51

2.
We note from your disclosure that the equity units issued in June 2008 are a combination of debt and forward purchase contract for the holder to purchase your common stock.  You also state that “…the debt and equity instruments are deemed to be separate instruments….”  Tell us how you value and account for the portion of the proceeds attributable to the value of the forward purchase contracts.

Response

The Company allocated the net proceeds from the issuance of the equity units between the forward purchase contracts and the debentures based on the relative fair value of each instrument at the time of issuance, in accordance with the requirements of APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants (APB 14).  APB 14 paragraph 16 provides that the portion of the proceeds of debt securities issued with detachable stock purchase warrants which is allocable to the warrants should be accounted for as paid-in capital.  Consistent with paragraph 18 of APB 14, this guidance was applied to the Company’s accounting for its equity units, consisting of a debenture and a separate forward contract for purchase of the Company’s common stock at a later date, based on the substance of the transaction.

In order to assess the fair value of the debentures at the time of issuance, the Company compared the stated interest rate of the debentures to the market interest rate for stand-alone debt instruments of similar terms issued by companies of similar credit risk. This comparison indicated that the stated interest rate on the debentures was representative of a market rate of interest appropriate for the Company’s credit risk. The fair value of the forward purchase contracts at inception was determined to be approximately zero based on the strike price of the forward purchase contracts compared to the market price of the Company’s shares.  Based on the relative fair value allocation, the debentures were recorded at par value as long-term debt, and the value assigned to the forward purchase contracts at inception was zero.

In determining the Company’s accounting for the forward purchase contracts as shareholders’ equity, the Company considered and applied the guidance in SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, and EITF 01-06, The Meaning of “Indexed to a Company’s own Stock”.

Under the terms of the forward purchase contracts, the Company is also obligated to make periodic contract payments to the equity unit holders over the life of the forward purchase contracts, which obligation (using present value) was accrued as a liability in accordance with the guidance in APB Opinion No. 21, Interest on Receivables and Payables.

Closing Comments

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ S. R. Mills
S. R. Mills
Executive Vice President &
Chief Financial Officer